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Exhibit 99.10

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the annual report of Kinross Gold Corporation (the "Company") on Form 40-F for the year ended December 31, 2005, Lars-Eric Johansson hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

  1.
  The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

  2.
  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 31, 2006 (Date)	/s/ Lars-Eric Johansson Lars-Eric Johansson Chief Financial Officer (principal financial and accounting officer)

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CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002